SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________

FORM 11-K

__X__	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR

_____	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to_________

Commission file number 0-18287

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF ORBITAL SCIENCES CORPORATION

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORBITAL SCIENCES CORPORATION
45101 Warp Drive
Dulles, Virginia  20166

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

McLean, VA
June 27, 2012

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010

Cash	$-	$73,571
Investments, at fair value	487,621,955	467,530,035
Receivables:
Notes receivable from participants	11,068,313	10,405,470
Company contributions	3,406,091	3,184,755
Net assets available for benefits, at fair value	502,096,359	481,193,831
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,563,703)	(5,978,208)
Net assets available for benefits	$492,532,656	$475,215,623

See accompanying notes to financial statements.

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2011

Investment income (loss):
Net depreciation in fair value of investments	$(23,498,141)
Dividends	11,019,539
Net investment loss	(12,478,602)

Interest income on notes receivable from participants	392,286
Contributions:
Participant	29,875,965
Company	19,056,734
Rollover	2,956,678
Total contributions	51,889,377

Deductions from net assets:
Benefits paid to participants	22,246,684
Administrative expenses	239,344
Total deductions	22,486,028
Net increase	17,317,033

Net assets available for benefits, beginning of year	475,215,623
Net assets available for benefits, end of year	$492,532,656

See accompanying notes to financial statements.

DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
NOTES TO FINANCIAL STATEMENTS

(1)     Description of Plan

The following description of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary defined contribution plan that is intended to constitute a tax-qualified profit sharing plan under Section 401(a) of the Internal Revenue Code (the “Code”).  Generally, all U.S. domestic employees of Orbital Sciences Corporation (“Orbital” or the “company”) who have attained the age of 21 and are scheduled upon hire to work 1,000 hours during a 12-consecutive month period, or are not so scheduled but in fact complete a full year of service as defined by the Plan, are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is administered by the company.  The Plan’s trustee is T. Rowe Price Trust Company.  The Plan’s record keeper is T. Rowe Price Retirement Plan Services, Inc.

Contributions

Participants may contribute up to 30% of their total eligible compensation on a pre-tax basis, subject to certain annual limitations under the Plan and the Code.  Participants are also permitted to make contributions to the Plan on an after-tax basis up to 20% of total eligible compensation if participant annual compensation is $110,000 or less, or up to 9% of total eligible compensation if participant annual compensation exceeds $110,000.

The company matches 100% of the first 5% of compensation that a participant contributes to the Plan each pay period.  The company may also make an annual discretionary profit sharing contribution based on the participant’s compensation.  For 2011, the company made a discretionary profit sharing contribution equal to one percent of each eligible employee’s compensation, subject to certain limitations.

Participants may invest their contributions and company contributions in any combination of investment alternatives available, including mutual funds, a stable value fund and Orbital common stock.

The Plan also allows participants to make rollover contributions from other tax qualified plans.  Rollover contributions are included in the accompanying financial statements as a component of participant contributions.

Participant Accounts

A separate account is maintained for each participant that tracks activity by investment option and by type of contribution.  Each participant’s account is credited with the participant’s contributions, transfers, rollovers, company contributions and Plan earnings/losses.  Allocations of company contributions, Plan earnings/losses and administrative expenses are based on participants’ contributions, earnings or account balances, as applicable, as defined in the Plan document.  Participants are entitled to a benefit equal to the vested portion of their participant account.

Vesting

Participants are immediately vested in their contributions and earnings thereon.  The company’s contributions, plus earnings thereon, vest equally over a period of three years for employees with less than three years of service.  The company’s contributions, plus earnings thereon, vest immediately for employees with three or more years of service.  Company contributions vest immediately upon death or long-term disability.

Forfeitures

Forfeitures by terminated employees of non-vested employer contributions are held in a separate account and are used to offset either future employer contributions or administrative expenses of the Plan.  During the year ended December 31, 2011, forfeitures were used to reduce the company’s discretionary profit sharing contribution by $200,000.  The balance of the forfeiture account on December 31, 2011 and 2010 was $199,175 and $249,703, respectively.

Distributions to Participants

Upon termination of service, death, long-term disability, attainment of age 59 1/2 or qualified financial hardship, a participant may elect to receive either a lump-sum amount equal to the vested value of the participant’s account or installments over a determined period as defined in the Plan document.  The Plan provides that participants may also withdraw their vested account balances while still in service of the company in certain circumstances.  Distributions are made in cash or, if a participant elects, in the form of company common shares to the extent the participant’s account is invested in company common shares.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Orbital common stock allocated to his or her account.

Termination of Plan

Although it has not expressed any intention to do so, the company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  If the Plan were terminated, participants would immediately become 100% vested in their accounts.

Participant Loans

Participants may borrow up to the lesser of 50% of their vested account balance or $50,000 reduced by their highest outstanding loan balance in the past 12 months.  Loan terms generally may not exceed five years.  Loans for the purchase of a primary residence may not exceed ten years.  Loans accrue interest at a rate commensurate with prevailing rates as determined by the Plan.  As of December 31, 2011, interest rates on outstanding loans ranged from 3.25% to 8.25%.

(2)     Significant Accounting Policies and Basis of Presentation

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

As described in Accounting Standards Codification (“ASC”) 946, “Financial Services – Investment Companies,” investment contracts, including synthetic guaranteed investment contracts held by a defined contribution plan, are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the basis for purchase or sale transactions.  The Plan invests in such investment contracts, as described more fully below.  The statements of net assets available for benefits present the fair value of the investment contracts as well as the related adjustment from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of mutual funds are valued at their stated net asset value per share held by the Plan at year-end.  Orbital common shares are valued at the year-end closing market price.  The fair value of the Plan’s Stable Value Fund for Orbital is based on the market value of the individual underlying assets, which consist primarily of interest in common collective trust funds that are valued based on information reported by the trustee using audited financial statements of the common collective trust funds at year-end.

The fair value of the wrapper contracts is calculated based on a marginal replacement cost methodology.

Purchases and sales of securities are recorded on the trade date.  Dividend income is recorded on the ex-dividend date.  The statement of changes in net assets available for benefits includes the net appreciation or depreciation in the fair value of its investments, which consists of realized gains or losses, and the unrealized appreciation and depreciation on those investments.

Notes Receivable from Participants

Notes receivable from participants represent participant loans and are valued at their unpaid principal balance plus any accrued but unpaid interest.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

The Plan document provides that administrative expenses may be paid by either the Plan or the company.  For the year ended December 31, 2011, certain administrative services and Plan management services were provided by the company at no cost to the Plan.  Direct transaction expenses are paid by the Plan and are either netted against investment income or recorded as a deduction from net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Such estimates include those regarding fair value.  Actual results may differ from those estimates.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)—Fair Value Measurement, to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements.  ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012.  The Plan is currently evaluating the impact of pending adoption of ASU 2011-04 on its financial statements.

 (3)      Investment Contracts

The Plan’s Stable Value Fund for Orbital is comprised of an investment in the T. Rowe Price Stable Value Common Trust Fund, which invests primarily in fixed-income securities designed to provide principal stability and a competitive yield with a duration range from one to five years, and an investment in a fully benefit-responsive investment contract (synthetic GIC).  A synthetic GIC is a guaranteed investment contract with a wrapper contract and an underlying investment or investments, usually a portfolio of high-quality intermediate term fixed income securities owned by the Plan.  The underlying investments associated with the Plan’s synthetic GIC are comprised of an interest in the T. Rowe Price Managed Bond Common Trust Fund.  The fair value of the wrapper contracts, independent of their underlying investments, were $83,194 and $400,615 at December 31, 2011 and 2010, respectively.  Prior to 2011, the Plan was invested in three synthetic GICs.  In 2011, the Plan liquidated its interest in two synthetic GICs and invested the proceeds in the T. Rowe Price Stable Value Common Trust Fund.

The synthetic GIC provides an interest crediting rate that resets quarterly and the issuer of the contract provides assurance that future adjustments to the crediting rate will not result in a crediting rate less than zero.  Investment gains and losses are amortized through the calculation of the crediting rate.  The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of investment gains and losses.

As described in Note 2, because the Stable Value Fund for Orbital is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits.  Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The average yield in 2011 for the contracts was 4.59% and 3.71% based on the interest rate credited to participants and actual earnings, respectively.

Certain events could limit the ability of the Plan to transact at contract value with the financial institution issuer.  Specifically, any event outside the normal operation of the Plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the Plan, tax disqualification, certain Plan amendments if issuers’ consent is not obtained, improper communications to participants, group terminations, group layoffs, mergers or divestitures.  The Plan Administrator does not believe that the occurrence of any such events is probable.

In addition, the issuer of the Plan’s synthetic GIC has certain rights to terminate its contract and settle at an amount which differs from contract value.  For example, events which could cause such a termination include (i) certain breaches by the Plan or the investment manager of obligations or representations under the terms of the investment contracts and (ii) performance under the contracts that would constitute a prohibited transaction under ERISA or other applicable law.

(4)      Federal Income Taxes

The Internal Revenue Service (“IRS”) has determined and informed the company by letter dated December 5, 2008 that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income tax.  Although the determination letter does not include all Plan amendments, the company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and believes that the Plan remains tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

(5)     Investments

The following investments, at fair value, represent 5% or more of the Plan’s net assets:

	December 31,
	2011	2010
Stable Value Fund for Orbital:
T. Rowe Price Stable Value Common Trust Fund	$79,822,608	$-
T. Rowe Price Managed Bond Common Trust Fund	43,124,882	94,167,074
T. Rowe Price Reserve Investment Fund	-	11,544,860
Insurance Wrapper Contracts	83,194	400,615
Total Stable Value Fund	123,030,684	106,112,549
PIMCO Total Return Fund	29,841,946	25,501,109
Orbital Sciences Corporation Common Stock	29,778,072	35,026,615
T. Rowe Price Equity Income Fund	27,714,339	26,078,759
American Europacific Growth R5 Fund	26,456,416	30,128,788

During 2011, the Plan’s investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(18,635,284)
Orbital Sciences Corporation common stock	(4,862,857)
Net depreciation	$(23,498,141)

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.  A description of the three level fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value are as follows:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.
•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.
•
Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The T. Rowe Price Managed Bond Common Trust Fund and the T. Rowe Price Stable Value Common Trust Fund are common collective trust funds that are invested principally in a diversified portfolio of marketable short- to long-term investment grade fixed income securities including corporate bonds, U.S and international mortgage-backed securities, and U.S and foreign Government debt securities.  The T. Rowe Price Managed Bond Common Trust Fund and the T. Rowe Price Stable Value Common Trust Fund are valued at least quarterly on a net asset value per unit basis as determined by T. Rowe Price.  Withdrawals are subject to an advance notification period for redemptions; however, the current policy is to allow a one day redemption notice period for participant withdrawals and a 30-day redemption notice period for Plan withdrawals.  There are no unfunded commitments.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	December 31, 2011
Identity of Issue	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic stock funds	$164,226,453	$-	$-	$164,226,453
Balanced funds	100,085,240	-	-	100,085,240
Foreign stock funds	40,491,892	-	-	40,491,892
Fixed income funds	29,841,946	-	-	29,841,946
Total mutual funds	334,645,531	-	-	334,645,531
Orbital Sciences Corporation common stock	29,778,072	-	-	29,778,072
Money market fund	167,668	-	-	167,668
Common collective trust fund	-	79,822,608	-	79,822,608
Synthetic guaranteed investment contract:
Common collective trust fund	-	43,124,882	-	43,124,882
Insurance wrapper contract	-	-	83,194	83,194
Total	$364,591,271	$122,947,490	$83,194	$487,621,955

	December 31, 2010
Identity of Issue	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic stock funds	$162,760,519	$-	$-	$162,760,519
Balanced funds	92,605,772	-	-	92,605,772
Foreign stock funds	45,390,524	-	-	45,390,524
Fixed income funds	25,501,109	-	-	25,501,109
Total mutual funds	326,257,924	-	-	326,257,924
Orbital Sciences Corporation common stock	35,026,615	-	-	35,026,615
Money market fund	132,947	-	-	132,947
Synthetic guaranteed investment contracts:
Common collective trust fund	-	94,167,074	-	94,167,074
Money market mutual fund	-	11,544,860	-	11,544,860
Insurance wrapper contracts	-	-	400,615	400,615
Total	$361,417,486	$105,711,934	$400,615	$467,530,035

For investments measured at fair value using unobservable inputs (Level 3), a reconciliation of the beginning and ending balances is as follows:

Insurance Wrapper Contracts
Balance at January 1, 2011	$400,615
Liquidation of wrapper contracts	(234,843)
Unrealized depreciation	(82,578)
Balance at December 31, 2011	$83,194

Risks and Uncertainties

The Plan provides for various investment options.  Investment securities are exposed to various risks, such as interest, market and credit risk.  Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

(6)     Reconciliation to Form 5500

As of December 31, 2011 and 2010, net assets available for benefits per the accompanying financial statements reconcile to Form 5500 as follows:

	2011	2010
Net assets available for benefits, per financial statements	$492,532,656	$475,215,623
Adjustment from contract value to fair value for fully benefit-responsive investment	9,563,703	5,978,208
Net assets available for benefits, at fair value, per Form 5500	$502,096,359	$481,193,831

For the year ended December 31, 2011, the change in net assets available for benefits per the accompanying financial statements reconciles to Form 5500 as follows:

Change in net assets available for benefits, per financial statements	$17,317,033
Adjustment from contract value to fair value for fully benefit-responsive investment	3,585,495
Change in net assets available for benefits, per Form 5500	$20,902,528

(7)     Related Party Transactions

Certain Plan investments include funds managed by the Plan trustee as well as Orbital common stock.  As a result, transactions in these investments are party-in-interest transactions, which are exempt from the prohibited transaction rules.  Purchases of $4,135,089 and sales of $4,526,668 of Orbital common stock were made during 2011.  The market value of Orbital common stock held by the Plan at December 31, 2011 and 2010 was $29,778,072 (2,049,420 shares) and $35,026,615 (2,044,753 shares), respectively.  Administrative fees of $31,977 were charged by the trustee in 2011 primarily relating to participant loans. These fees are paid by the affected participants.

(8)      Subsequent Events

Management has evaluated the events and transactions that have occurred through the date the financial statements were issued and noted no items requiring adjustment or disclosure in the financial statements.

ADDITIONAL INFORMATION
 SCHEDULE H, line 4i

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF ORBITAL SCIENCES CORPORATION
Schedule of Assets (Held at End of Year)
December 31, 2011

Identity of Issue	Asset Description	Cost**	Current Value
Stable Value Fund for Orbital:
T. Rowe Price Stable Value Common Trust Fund*	Common Collective Trust		$79,822,608
Synthetic Guaranteed Investment Contract:
T. Rowe Price Managed Bond Common Trust Fund*	Common Collective Trust		43,124,882
Insurance Wrapper Contract	Insurance Contract		83,194
Total Stable Value Fund for Orbital			123,030,684

Davis New York Venture A Fund	Mutual Fund		17,251,473
Dodge and Cox International Fund	Mutual Fund		14,035,476
Vanguard Institutional Index	Mutual Fund		13,169,751
Morgan Stanley Mid-Cap Growth Portfolio, Advisor	Mutual Fund		18,060,638
Vanguard Extended Market Index Signal	Mutual Fund		5,043,410
T. Rowe Price Retirement Income Fund *	Mutual Fund		1,351,530
Buffalo Small Cap Fund	Mutual Fund		16,032,262
Goldman Sachs Mid-Cap Value Fund	Mutual Fund		15,117,414
Wells Fargo Advantage Advisor Small Cap Value Fund	Mutual Fund		19,235,924
PIMCO Total Return Fund	Mutual Fund		29,841,946
T. Rowe Price Real Estate Fund *	Mutual Fund		10,302,296
T. Rowe Price Balanced Fund *	Mutual Fund		20,599,392
T. Rowe Price Equity Income Fund *	Mutual Fund		27,714,339
Harbor Capital Appreciation Fund	Mutual Fund		22,298,946
American Europacific Growth R5 Fund	Mutual Fund		26,456,416
T. Rowe Price Retirement 2005 Fund *	Mutual Fund		563,335
T. Rowe Price Retirement 2010 Fund *	Mutual Fund		2,205,609
T. Rowe Price Retirement 2015 Fund *	Mutual Fund		5,679,304
T. Rowe Price Retirement 2020 Fund *	Mutual Fund		16,618,693
T. Rowe Price Retirement 2025 Fund *	Mutual Fund		9,591,848
T. Rowe Price Retirement 2030 Fund *	Mutual Fund		16,524,513
T. Rowe Price Retirement 2035 Fund *	Mutual Fund		6,892,570
T. Rowe Price Retirement 2040 Fund *	Mutual Fund		9,282,345
T. Rowe Price Retirement 2045 Fund *	Mutual Fund		6,238,872
T. Rowe Price Retirement 2050 Fund *	Mutual Fund		3,699,735
T. Rowe Price Retirement 2055 Fund *	Mutual Fund		837,494
Orbital Sciences Corporation *	Common Stock		29,778,072
Summit Cash Reserves Fund	Money Market Fund		167,668
Total Investments, at Fair Value			487,621,955

Notes Receivable from Participants *	Participant Loans, 3.25% to 8.25%, maturity January 2012 to December 2029		11,068,313
Total Assets Held for Investment			$498,690,268

*    Denotes a party-in-interest
**   Cost data have been omitted for the assets listed in the above table as the assets were all participant directed

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, Orbital Sciences Corporation, the administrator of the employee benefit plan covered by this Report on Form 11-K, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORBITAL SCIENCES CORPORATION, Plan Administrator for the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation.

Dated: June 27, 2012	By: /s/ Hollis M. Thompson
Hollis M. Thompson
Senior Vice President and Controller

EXHIBIT INDEX

Exhibit 23     Consent of PricewaterhouseCoopers LLP (transmitted herewith)